Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 25, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Corporate Shares AB Impact Municipal Income Shares Post-Effective Amendment No. 27 File Nos. 333-112207 and 811-21497

Dear Mr. Gregory:

On July 11, 2017, the staff of the Securities and Exchange Commission (the “Staff”) provided initial comments to the above-referenced post-effective amendment to the registration statement filed on June 14, 2017, on Form N-1A for AB Impact Municipal Income Shares (the “Fund”), a series of AB Corporate Shares (the “Registrant”). On July 26, 2017, the Registrant filed EDGAR correspondence responding to those comments (the “Initial Response Letter”). On August 8, 2017, you provided additional comments to me by telephone in response to the Initial Response Letter. This letter responds to those additional comments. The Staff’s comments and Registrant’s responses thereto are provided below.

Comment 1:	For the fee table under “Fees and Expenses of the Fund – Annual Fund Operating Expenses,” footnote (b) should correspond to the “Management Fees” line item instead of the “Total Annual Fund Operating Expenses” line item.

Response:	Registrant has revised the Prospectus as requested.

Comment 2:	Revise the first sentence of footnote (b) to the fee table under “Fees and Expenses of the Fund – Annual Fund Operating Expenses.” In this regard, the cross-reference to “Purchase and Sale of Fund Shares” should be eliminated, and the revised sentence should describe the investors eligible to purchase shares of the Fund. In addition, Registrant should delete “other services” from the sentence or specify such services in the footnote. Finally, Registrant should consider revising the phrase “other similar fee-based investment program” and be more specific.

Response:	Registrant has revised and restated footnote (b) as indicated below (footnote (b) is now footnote (a) in response to Comment #1). Note that the cross-reference to “Purchase and Sale of Fund Shares” has been removed and that the disclosure now describes the investors eligible to purchase shares of the Fund. Furthermore, as indicated in Registrant’s response to Comment #8 in the Initial Response Letter, the services provided by the Adviser to a sponsor’s investment program varies; nonetheless, the reference to “administrative and other services” has been revised to refer to “administrative and other similar services.” Registrant, however, has not revised the reference to “other similar fee-based investment program” because such reference is sufficiently specific. Registrant specifies that such fee-based programs are limited to those (1) sponsored by registered investment advisers and broker-dealers and (2) that receive advisory and administrative services from the Adviser for compensation. Furthermore, the disclosure indicates that such programs are similarly structured to wrap programs (e.g., other fee-based separately managed accounts).

New footnote (a):
The Fund does not pay an advisory fee to AllianceBernstein L.P. (the “Adviser”) under the advisory agreement between AB Corporate Shares, on behalf of the Fund, and the Adviser (the “Advisory Agreement”). Shares of the Fund are available only to (i) investors with accounts established under a wrap fee program or other similar fee-based investment program sponsored and maintained by a registered investment adviser or broker-dealer and for which the Adviser is providing advisory and administrative and other similar services for compensation and (ii) institutional advisory clients of the Adviser. Such investors pay a wrap fee, advisory fee or other fee that covers advisory and administrative and other similar services, which fee is paid at the wrap fee program or fee-based account level.

Comment 3:	The narrative disclosure under “Fees and Expenses of the Fund – Annual Fund Operating Expenses” indicates that a fee waiver or reimbursement arrangement between the Fund and the Adviser is in place. If the fee waiver or reimbursement is contractual, please insert a footnote to the “Total Annual Fund Operating Expenses” line item of the fee table disclosing the period for which the fee waiver or expense reimbursement is expected to continue, including the termination date, and briefly state who can terminate the waiver and under what circumstances.

Response:	As indicated in Registrant’s response to Comment #1 in the Initial Response Letter, the advisory agreement between Registrant, on behalf of the Fund, and the Adviser (the “Advisory Agreement”) provides that the Adviser is responsible for and assumes the obligation for payment of the Fund’s expenses included as “Other Expenses” of the Fund, except certain extraordinary expenses, taxes, brokerage fees and commissions and the costs of borrowing money and other leveraging methods, including interest expenses. Registrant has added the following footnote to the “Total Annual Fund Operating Expenses” line item of the fee table:
2

Under the Advisory Agreement, the Adviser is contractually responsible for and assumes the obligation for payment of the Fund’s expenses included as “Other Expenses” of the Fund, except certain extraordinary expenses, taxes, brokerage fees and commissions and the costs of borrowing money and other leveraging methods, including interest expenses. This obligation will continue in effect for so long as the Adviser serves as the investment adviser to the Fund pursuant to the Advisory Agreement.

Comment 4:	Under “Fees and Expenses of the Fund – Annual Fund Operating Expenses,” narrative disclosure indicates that participants in a wrap fee program eligible to invest in the Fund pay fees to the program sponsor and should review the program brochure or literature provided by the sponsor for a discussion of fees and expenses charged. Confirm that this disclosure will remain in this location or will otherwise be provided in a footnote to the fee table.

Response:	Registrant confirms that this disclosure will appear in a footnote to the fee table.

Comment 5:	Please explain supplementally the accounting for operating expenses of the Fund. For example, is the Fund directly charged expenses by service providers (e.g., audit firm), and does the Fund pay such expenses and subsequently get reimbursed by the Adviser? Or is the Adviser billed directly for Fund expenses, and does the Adviser then pay the expenses directly? If it is the former situation (in which the Fund directly pays expenses and is subsequently reimbursed), then such expenses and their reimbursement must be reflected in the fee table. If it is the latter situation (in which the Adviser pays Fund expenses directly), please explain supplementally whether the Adviser indemnifies the Fund against operating expenses.

Response:	The Adviser pays the Fund’s expenses directly. As indicated in Registrant’s response to Comment #1 in the Initial Response Letter and in the response to Comment #3 herein, the Adviser has contractually agreed pursuant to the Advisory Agreement to be responsible for and assume the obligation for payment of all of the Fund’s expenses that might otherwise be required to be included under “Other Expenses” of the Fund for purposes of Item 3 of Form N-1A, subject to limited exceptions. The payment of Fund expenses is subject to the terms of the Advisory Agreement.

*          *          *

3

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Stephen J. Laffey, Esq.
Emilie D. Wrapp, Esq.
Paul M. Miller, Esq.

4